SEC FILE NUMBER

1-13232

0-56223

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☒ Form 10-K   ☐ Form 20-F   ☐ Form 11-K   ☐ Form 10-Q

☐Form N-SAR☐

Form N-CSR For Period

Ended: December 31, 2020

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q

☐Transition Report on

N-SAR For the Transition

Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

APARTMENT INVESTMENT AND MANAGEMENT COMPANY

AIMCO OP L.P.

Full Name of Registrant

N/A

Former Name if Applicable

4852 SOUTH ULSTER STREET

SUITE 1450, DENVER, CO 80237

(Address of Principal Executive Offices) (Zip Code)

(303) 224-7900

(Registrant's telephone number, including area code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

As previously disclosed by Apartment Investment and Management Company and Aimco OP L.P. (collectively, “Aimco” or the “Company”), on December 15, 2020, the Company completed the previously announced separation of its businesses (the “Separation”), creating two, separate and distinct, companies, Aimco and Apartment Income REIT Corp.

The Annual Report on Form 10-K for the year ended December 31, 2020 will be the Company’s first annual report subsequent to the Separation.  Due to the timing of the Separation, the complexity associated with preparing the Company’s financial statements predominately on a carve out basis in accordance with US GAAP and the complexity of accounting for certain assets and liabilities obtained in the Separation, management of the Company has determined that it requires additional time to complete its review of the Company’s financial statements and other disclosures in the Form 10-K.  The Company is therefore unable to file its 2020 Annual Report on Form 10-K within the prescribed time without unreasonable effort or expense.  The Company intends to file its 2020 Form 10-K no later than the fifteenth calendar day after its prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Jennifer Johnson	(303)	224-7900
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion there of ?☒Yes☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of the Separation, we anticipate the 2020 Form-10K will reflect material additions to the balance sheet as of December 31, 2020 compared to December 31, 2019 balance sheets filed in the Form 10 of Amico OP L.P. and a change in the results of operations for the year ended December 31, 2020 compared to the results of operations for the years ended December 31, 2019 and 2018 as filed in the Form 10 of Aimco OP L.P.

Apartment Investment and Management Company

Aimco OP L.P.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

APARTMENT INVESTMENT AND MANAGEMENT COMPANY

Date: March 1, 2021	By:/s/ Wesley W. Powell

Wesley W. Powell

Director, President and Chief Executive Officer

AIMCO OP L.P.

Date: March 1, 2021	By:/s/ Wesley W. Powell

Wesley W. Powell

Director, President and Chief Executive Officer

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